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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                  Schedule TO
                     Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                --------------

                        Homestead Village Incorporated
                           (Name of Subject Company)

                                --------------

                          HSD Acquisition Corporation
                      Security Capital Group Incorporated
                      (Name of Filing Person -- Offeror)

                    Common Stock, Par Value $.01 Per Share
          (Including the Associated Preferred Share Purchase Rights)
                        (Title of Class of Securities)

                                  437851 10 8
                     (CUSIP Number of Class of Securities)

             Jeffrey A. Klopf, Senior Vice President and Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                           Telephone: (505) 982-9292
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copy to:

                            Adam O. Emmerich, Esq.
                        Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York 10019
                           Telephone: (212) 403-1000

                                --------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                Amount of Filing
Transaction Valuation*                                                Fee
--------------------------------------------------------------------------------
$65,100,440...................................................      $13,020
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
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 15,878,156 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $4.10 in cash. Such number of Shares includes i) all outstanding Shares as of May 2, 2000, less the number of Shares already beneficially owned by Security Capital Group Incorporated and ii) Shares issuable pursuant to vested options.

  [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: None.
    Form or Registration No.: Not applicable.
    Filing Party: Not applicable.
    Date Filed: Not applicable.

  [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: None.
    Form or Registration No.: Not applicable.
    Filing Party: Not applicable.
    Date Filed: Not applicable.

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]third-party tender offer subject to Rule 14d-1.
    [_]issuer tender offer subject to Rule 13e-4.
    [X]going-private transaction subject to Rule 13e-3.
    [X]amendment to Schedule 13D under Rule 13d-2.
  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                                 SCHEDULE 13D

CUSIP NO.   437851 10 8                                    Page  1  of  1  Page
         -----------------                                      ---    ---

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Security Capital Group Incorporated       36-3692698
      HSD Acquisition Corporation               74-2954484

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2                                                                      (a) [X]
                                                                       (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      WC, BK, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          104,471,674
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          104,471,674
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      104,471,674

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                   [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      87.0%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
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

   This Tender Offer Statement on Schedule TO is filed by Security Capital Group Incorporated, a Maryland corporation ("Security Capital"), and HSD Acquisition Corporation, a Maryland corporation and an indirect wholly owned subsidiary of Security Capital ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Homestead Village Incorporated ("Homestead"), and the associated preferred share purchase rights ("Rights") issued pursuant to the Rights Agreement, dated as of May 16, 1996, between Homestead and The First National Bank of Boston as Rights Agent (other than those shares of common stock and Rights, held by Security Capital and its subsidiaries) such common stock and Rights being referred to collectively as the "Shares" unless the context otherwise requires, at $4.10 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the Offer is incorporated herein by reference with respect to Items 1-9, 11 and 13 of Schedule TO. The Agreement and Plan of Merger, by and among Security Capital, Purchaser and Homestead, dated as of May 2, 2000 (the "Merger Agreement"), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

Item 10. Financial Statements of Certain Bidders.

   Not applicable.

Item 12. Exhibits.

 (a)(1)  Offer to Purchase dated May 2, 2000.

 (a)(2)  Form of Letter of Transmittal.

 (a)(3)  Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.

 (a)(6)  Text of proposal letter sent by Security Capital to Homestead on March
         23, 2000 (incorporated by reference to the amendment to Schedule 13D filed by Security Capital with the Securities & Exchange Commission on
         March 24).

 (a)(7)  Text of press release issued by Security Capital dated March 23, 2000
         (incorporated by reference to the amendment to Schedule 13D filed by Security Capital with the Securities & Exchange Commission on March
         24).

 (a)(8) Text of joint press release issued by Security Capital and Homestead dated May 2, 2000 (incorporated by reference to the Schedule TO-C filed by Security Capital and Purchaser with the Securities and Exchange Commission on May 2, 2000).

 (a)(9)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.

 (a)(10) Form of summary advertisement dated May 9, 2000.

 (a)(11) Notice of Merger.

 (b)(1)  Credit Agreement, dated as of June 5, 1998, among Security Capital and
         Chase Bank of Texas, National Association, and Wells Fargo Bank,
         National Association, as agents for the financial institutions identified therein (incorporated by reference to Exhibit 10.1 to Security Capital's registration statement on Form S-4 (File No. 333-
         61401)).

 (c)(1)  Opinion of Stern Stewart & Co.

 (c)(2)  Report of Stern Stewart & Co.

 (c)(3)  Presentation of Chase Securities Inc. to Security Capital dated March
         23, 2000.

 (c)(4)  Presentation of Chase Securities Inc. to Security Capital dated May 1,
         2000.

 (d)(1) Agreement and Plan of Merger by and among Security Capital, Purchaser and Homestead dated as of May 2, 2000.

 (f) Appraisal rights and procedures for exercising appraisal rights under Maryland law.

 (g)    None.

 (h)    None.

Item 13. Information Required by Schedule 13E-3.

   (a) Financial statements

     (1) Pages 32 through 53 of Homestead's Annual Report on Form 10-K for the year ended December 31, 1999 are incorporated herein by reference.

   (b) Not applicable

   The financial information incorporated by reference may be read and copied at the following locations at the SEC:

   Public Reference Room                        New York Regional Office                Chicago Regional Office
   Room 1024, Judiciary Plaza                   Suite 1300                              Citicorp Center
   450 Fifth Street, N.W.                       7 World Trade Center                    Suite 1400
   Washington, D.C. 20549                       New York, New York 10048                500 West Madison Street
                                                                                        Chicago, Illinois 60661-2511

   Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. Homestead's SEC filings should also be available to the public from commercial document retrieval services and at the Internet world wide web site that the SEC maintains at http://www.sec.gov.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HSD Acquisition Corporation

                                              /s/ Jeffrey A. Klopf
                                          By __________________________________
                                            Name: Jeffrey A. Klopf
                                            Title: President

                                          Security Capital Group Incorporated

                                              /s/ Jeffrey A. Klopf
                                          By __________________________________
                                            Name: Jeffrey A. Klopf
                                            Title: Secretary

Dated: May 9, 2000

                                 EXHIBIT INDEX

 (a)(1)  Offer to Purchase dated May 2, 2000.

 (a)(2)  Form of Letter of Transmittal.

 (a)(3)  Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.

 (a)(6) Text of proposal letter sent by Security Capital Group Incorporated to Homestead Village Incorporated on March 23, 2000 (incorporated by reference to the Schedule 13D amendment filed by Security Capital with the Securities & Exchange Commission on March 24).

 (a)(7) Text of press release issued by Security Capital Group Incorporated dated March 23, 2000 (incorporated by reference to the Schedule 13D amendment filed by Security Capital with the Securities & Exchange
         Commission on March 24).

 (a)(8)  Text of joint press release issued by Security Capital Group
         Incorporated and Homestead Village Incorporated dated May 2, 2000
         (incorporated by reference to the Schedule TO-C filed by Security
         Capital and HSD Acquisition Corporation with the Securities and
         Exchange Commission on May 2, 2000).

 (a)(9)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.

 (a)(10) Form of summary advertisement dated May 9, 2000.

 (a)(11) Notice of Merger.

 (b)(1)  Credit Agreement, dated as of June 5, 1998, among Security Capital and
         Chase Bank of Texas, National Association, and Wells Fargo Bank,
         National Association, as agents for the financial institutions identified therein (incorporated by reference to Exhibit 10.1 to Security Capital's registration statement on Form S-4 (File No. 333-
         61401)).

 (c)(1)  Opinion of Stern Stewart & Co.

 (c)(2)  Report of Stern Stewart & Co.

 (c)(3)  Presentation of Chase Securities Inc. to Security Capital dated March
         23, 2000.

 (c)(4)  Presentation of Chase Securities Inc. to Security Capital dated May 1,
         2000.

 (d)(1)  Agreement and Plan of Merger by and among Security Capital Group
         Incorporated, HSD Acquisition Corporation and Homestead Village
         Incorporated dated as of May 2, 2000.

 (f)     Appraisal rights under Maryland law.

 (g)     None.

 (h)     None.